FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Terkowitz, Ralph S.	2. Issuer Name and Ticker or Trading Symbol MicroStrategy Incorporated (MSTR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) c/o MicroStrategy Incorporated 1861 International Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 24, 2003
(Street) McLean, VA 22102		5. If Amendment, Date of Original (Month/Day/Year) February 26, 2003	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	2/24/03		M		3,000	A	$5.000
Class A Common Stock	2/24/03		S		713	D	$21.530
Class A Common Stock	2/24/03		G(1)	V	712	D
Class A Common Stock	2/24/03		G(2)	V	1,043	D		532	I	Shares owned by LLC(3)
Class A Common Stock	2/24/03		G(1)	V	712	A
Class A Common Stock	2/24/03		S		712	D	$21.520	100	I	Shares held in fiduciary capacity for Child #1
Class A Common Stock	2/24/03		G(2)	V	1,043	A
Class A Common Stock	2/24/03		S		943	D	$21.500
Class A Common Stock	2/24/03		S		100	D	$21.503	100	I	Shares held in fiduciary capacity for Child #2
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Director Stock Options (right to buy)	$5.00	2/24/03		M			3,000	7/24/02	7/24/12	Class A Common Stock	3,000		0	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$20.69							2/8/04	2/8/13	Class A Common Stock	3,400		3,400	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$20.69							2/8/05	2/8/13	Class A Common Stock	3,400		3,400	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$20.69							2/8/06	2/8/13	Class A Common Stock	3,400		3,400	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$20.69							2/8/07	2/8/13	Class A Common Stock	3,400		3,400	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$20.69							2/8/08	2/8/13	Class A Common Stock	3,400		3,400	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$32.50							7/17/01	7/17/11	Class A Common Stock	3,000		3,000	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$90.625							2/23/01	2/23/11	Class A Common Stock	2,000		2,000	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$385.63							6/19/05	6/19/10	Class A Common Stock	1,000		1,000	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$113.75							5/21/04	5/21/09	Class A Common Stock	1,000		1,000	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$60.00							6/4/03	6/4/08	Class A Common Stock	1,000		1,000	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$12.50							10/1/99	10/1/07	Class A Common Stock	1,800		1,800	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$12.50							10/1/00	10/1/07	Class A Common Stock	1,800		1,800	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$12.50							10/1/01	10/1/07	Class A Common Stock	1,800		1,800	I	Shares owned by LLC(3)
Director Stock Options (right to buy)	$12.50							10/1/02	10/1/07	Class A Common Stock	1,800		1,800	I	Shares owned by LLC(3)

Explanation of Responses:

(1) These shares were transferred to Mr. Terkowitz in fiduciary capacity for one of his children ("Child #1").
(2) These shares were transferred to Mr. Terkowitz in fiduciary capacity for one of his children ("Child #2").
(3) These shares are owned directly by Ciabatta LLC (the "LLC"). The shares are owned indirectly by Mr. Terkowitz as a managing member of the LLC.

By: /s/ Ralph S. Terkowitz Individually and as managing member of Ciabatta LLC **Signature of Reporting Person	02/28/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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